JD 3/18

14048373

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRAIG-HALLUM CAPITAL GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 SOUTH 9TH ST., SUITE 350
(No. and Street)

MINNEAPOLIS (City) MINNESOTA (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH J. PLESE 612-334-6323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

90 SOUTH 7TH ST. (Address) MINNEAPOLIS (City) MINNESOTA (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/21/14

OATH OR AFFIRMATION

I, JOSEPH J. PLESE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRAIG-HALLUM CAPITAL GROUP LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title
CRAIG-HALLUM CAPITAL GROUP LLC

PATRICIA S. BARTHOLOMEW
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRAIG-HALLUM CAPITAL GROUP LLC

Statements of Financial Condition

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

CRAIG-HALLUM CAPITAL GROUP LLC

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Member
Craig-Hallum Capital Group LLC:

We have audited the accompanying statements of financial condition of Craig-Hallum Capital Group LLC (the Company) as of December 31, 2013 and 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statements of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Craig-Hallum Capital Group LLC as of December 31, 2013 and 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
February 14, 2014

CRAIG-HALLUM CAPITAL GROUP LLC

Statements of Financial Condition

December 31, 2013 and 2012

Assets		**2013**	**2012**
Cash and cash equivalents	$	12,194,424	5,101,721
Receivables from brokers, dealers, and others		15,189,892	6,268,440
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $1,052,813 and $874,203, respectively)		434,876	504,964
Deposits with clearing broker		103,583	103,565
Securities owned:			
Marketable, at market value		11,953	7,950
Not readily marketable, at estimated fair value		2,729	225,373
Prepaid expenses		198,872	349,753
Other receivables		98,540	85,316
Lease deposits		46,566	46,566
Total assets	$	28,281,435	12,693,648
Liabilities and Member's Equity			
Liabilities:			
Accrued employee compensation and benefits	$	18,975,684	6,409,812
Payable to brokers, dealers, and others		627,900	—
Distributions payable to Member		1,600,000	500,000
Accounts payable		782,498	1,021,523
Total liabilities		21,986,082	7,931,335
Member's equity		6,295,353	4,762,313
Total liabilities and member's equity	$	28,281,435	12,693,648

See accompanying notes to statements of financial condition.

(1) Description of Business

Craig-Hallum Capital Group LLC (the Company) is a limited liability company registered as a broker-dealer in securities with the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities and Exchange Commission (SEC). The Company commenced operations on May 31, 2002. The Company engages in the business of acting as a dealer, market maker, investment banker, and provider of brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company guarantees to its clearing firm the performance of every customer transaction it introduces to the clearing firm. The Company is a wholly owned subsidiary of Craig-Hallum Holdings LLC (CCH), a limited liability company.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of statements of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the statements of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and money market securities. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

(c) Securities Transactions

The Company records securities transactions and related revenues and expenses on a trade-date basis. Securities owned are stated at market value with related changes in unrealized gains or losses reflected in principal transactions revenues. All securities owned are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

The Company owns investment securities that are not readily marketable for varying periods of time. These securities are recorded at their estimated fair value at the end of each accounting period. The fair value of an investment security is determined in good faith using procedures established by the Company, which may include using a prevailing market rate. The Company values its securities owned by using a market approach, including available market information, as available. For securities without available market information, the Company analyzes other facts and circumstances to determine its best estimate of fair value.

All trading securities are pledged to the clearing broker. The terms of the agreement permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

(Continued)

(d) Furniture, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the applicable leases. The Company reviews for impairment losses when events or facts indicate the carrying amount may not be recoverable.

(e) Income Taxes

The Company is a wholly owned, limited liability company and does not file its own income tax returns. The sole member of the Company is CHH, which is taxed as a partnership, and the results of the Company's operations are included in the CHH partnership tax returns. As a partnership, CHH does not generally pay any income taxes since all income or loss flows through to its members. Accordingly, the Company has many attributes of a pass-through entity and income taxes are not presented in its financial statements. CHH does incur immaterial amounts of state franchise and withholding taxes, which are reimbursed by the Company. The Company has therefore adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*, in accounting for these items. The tax returns of the Company can be examined by the relevant taxing authorities until such time as the applicable statute of limitation has expired. For example, U.S. tax returns are generally subject to audit for three years from the date they are filed.

(f) Fair Value Measurements

Fair value measurements accounting standards establish an authoritative definition of fair value, set out a framework for measuring fair value, and require additional disclosures about fair value measurements. The Company's assets and liabilities are classified using the three-tier fair value hierarchy as summarized below. The Company's asset holdings subject to Level 2 and Level 3 valuation are immaterial to the overall financial statement presentation.

Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 – Valuation is determined using other significant observable inputs for identical or similar instruments.

Level 3 – Valuation is determined using significant assumptions not observable in the market.

The following table summarizes the Company's assets that were accounted for at fair value by level within the fair value hierarchy as of December 31, 2013:

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Other significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Value at December 31, 2013
Cash and cash equivalents	$ 12,194,424	—	—	12,194,424
Securities owned	11,953	—	2,729	14,682

The following is a reconciliation of the fair valuations using significant unobservable inputs for the Company during the year ended December 31, 2013:

Beginning balance at December 31, 2012	$ 225,373
Purchases	—
Total realized and unrealized losses	(222,644)
Ending balance at December 31, 2013	$ 2,729
The amount of total gains or losses for the period included in operations attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$ (222,644)

There were no transfers between Level 1, Level 2, and Level 3 during the year ended December 31, 2013.

Level 3 valuation is immaterial to the overall financial statement presentation and consists primarily of warrants that are valued based on the price of the underlying stock.

The following table summarizes the Company's assets that were accounted for at fair value by level within the fair value hierarchy as of December 31, 2012:

	Quoted prices in active markets for identical assets or liabilities (Level 1)	Other significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Value at December 31, 2012
Cash and cash equivalents	$ 5,101,721	—	—	5,101,721
Securities owned	7,950	—	225,373	233,323

(Continued)

The following is a reconciliation of the fair valuations using significant unobservable inputs for the Company during the year ended December 31, 2012:

Beginning balance at December 31, 2011	$	52,629
Purchases		100
Total realized and unrealized gains		172,644
Ending balance at December 31, 2012	$	225,373
The amount of total gains or losses for the period included in operations attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	$	172,788

There were no transfers between Level 1, Level 2, and Level 3 during the year ended December 31, 2012.

Level 3 valuation is immaterial to the overall financial statement presentation and consists primarily of warrants that are valued based on the price of the underlying stock.

(g) ***Subsequent Events***

The Company has evaluated subsequent events through the date these statements of financial condition were available to be issued, which was February 14, 2014.

(3) Receivables from Brokers, Dealers, and Others

Amounts receivable from brokers, dealers, and others at December 31, 2013 and 2012 consist of the following:

		2013	2012
Receivable from clearing organization	$	13,173,438	5,653,360
Fees and commissions receivable		2,016,454	615,080
	$	15,189,892	6,268,440

Included in the receivables from brokers, dealers, and others are unsettled trading inventory trades. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its trading inventory positions, subject to collateral maintenance requirements.

The Company conducts business with brokers and dealers who are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers and the market value of collateral and requests additional collateral as deemed appropriate.

(Continued)

(4) Securities Owned

Marketable securities owned consist of trading securities at market value as follows:

		2013	2012
Corporate stocks	$	11,953	7,950

Securities not readily marketable are investment securities (a) that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933 or (b) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At December 31, 2013 and 2012, these equity securities were valued at $2,729 and $225,373, respectively.

(5) Commitments and Contingencies

The Company leases office space and various types of equipment under noncancelable leases generally varying from one to ten years, with certain renewal options for like terms.

At December 31, 2013, the Company's future minimum rental commitments based upon the terms (excluding escalation costs) under noncancelable leases, which have an initial or remaining term of one year or more, were as follows:

2014	$	293,456
2015		293,235
2016		303,487
2017		309,254
2018		121,297
Later years		—
	$	1,320,729

(6) Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan (the Plan) for which the Company is the plan administrator. Tax Sheltered Compensation, Inc. acts as a third-party administrator and as such provides recordkeeping services on a plan-year basis. The Plan covers substantially all employees. The Company made profit sharing contributions of $319,884 and $258,531 for the years ended December 31, 2013 and 2012, respectively.

(7) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the

Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

(8) Regulatory Requirements

The Company is subject to the net capital requirements of the FINRA and Uniform Net Capital requirements of the SEC under Rule 15c3-1. The FINRA and SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2013, the Company had net capital of approximately $4,551,728, which was $3,085,988 in excess of the amount required to be maintained at that date.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule. Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(9) Related-Party Transactions

The Member made contributions of $800,000 and $0 to the Company for the years ended December 31, 2013 and 2012, respectively. The Company declared and distributed $3,050,000 and $1,350,000 to the Member for the years ended December 31, 2013 and 2012, respectively.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to Securities and Exchange Commission Rule 17a-5(e)(4)

To the Board of Directors of
Craig-Hallum Capital Group LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Craig-Hallum Capital Group LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger, noting no differences;
2. Compared the amounts on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment, if applicable, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065407 FINRA DEC
CRAIG-HALLUM CAPITAL GROUP LLC 15*15
222 S 9TH ST STE 350
MINNEAPOLIS MN 55402-3380

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JOSEPH J. PLESE 612-334-6323

2. A. General Assessment (item 2e from page 2) $ 138,259

B. Less payment made with SIPC-6 filed (**exclude interest**) (50,957)

____
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 87,302

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 87,302

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 87,302 PAID VIA WIRE

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CRAIG-HALLUM CAPITAL GROUP LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 6TH day of FEBRUARY, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 55,346,890
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	57,550
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	276,903
(7) Net loss from securities in investment accounts.	218,201
Total additions	552,654
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	596,023
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 45	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	45
Total deductions	596,068
2d. SIPC Net Operating Revenues	$ 55,303,476
2e. General Assessment @ .0025	$ 138,259
	(to page 1, line 2.A.)